February 21, 2008
Mr. James B. Rosenberg
Senior Assistant Chief Accountant
          Mail Stop 6010
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Molina Healthcare, Inc. Form 10-K for Fiscal Year Ended December 31, 2006 Form 10-Q for Quarterly Period Ended September 30, 2007 File No. 1-31719
Dear Mr. Rosenberg:
On behalf of Molina Healthcare, Inc. (the “Company”), this letter is in response to the comment letter to the Company dated February 6, 2008 from the United States Securities and Exchange Commission (the “Commission”) relating to the above-referenced periodic filings of the Company.
Below we have listed your comments for ease of reference and our responses to those comments. The numbers of the paragraphs below correspond to the numbers of the comments contained in the Commission’s letter.

Mr. James B. Rosenberg
Securities and Exchange Commission
February 21, 2008

Comment:
Form 10-K for the fiscal year ended December 31, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 39
1.	We acknowledge your response to our previous comments one and three. Please revise your proposed disclosure to:
a.	Specifically disclose the amount of your IBNR reserves existing for each period presented.

b.	Clearly indicate which increases and decreases in your reserve sensitivity analysis are reasonably likely to occur. In this regard, a 6% decrease in estimated completion factors may not be as likely to occur as a 6% increase; you should discuss your historical experience with each of these factors and identify and discuss what is reasonably likely to occur.
Response:
     We note the Staff’s comment and will revise our disclosure as set forth in the attached Exhibit A.
Comment:
2.	In your response to our previous comments one and three, you indicate that the reserve for medical claims and benefits payable specifically includes a component for adverse claim development. Please explain to us why you record a reserve for adverse claims development and reference the authoritative literature you rely upon to support your accounting. In this regard, please specifically address paragraphs 18 and 21 of SFAS 60 which appear to indicate that only the reserving assumptions for long-duration contracts should include a provision for the risk of adverse deviation. In your response, please also provide the following information:
•	Tell us the amount of the ending reserve you carry for adverse claims development for each period presented;

•	Separately explain the reasons for any material changes in this reserve;

•	Describe for us the methodology you use to determine the reserve for adverse claims development and the significant assumptions used;

•	Tell us the average length of time of your claims payment tail and explain to us why the use of a provision for adverse claims development is warranted; and

Mr. James B. Rosenberg
Securities and Exchange Commission
February 21, 2008

•	Tell us the average length of time from the claim until it gets reported to you and the average length of time for you to settle the claim once reported. Please stratify your claims if you have significant classes of claims that have materially different claims payment tail histories.
Response:
Our IBNR claims reserve, as reported in our balance sheet, represents our best estimate of the total amount of claims we will ultimately pay with respect to claims which we have incurred as of the balance sheet date.

We use standard actuarial models and techniques which utilize historical data to project an estimate of the base reserve. We then compute an additional liability, which also uses actuarial techniques, to account for adverse developments in our claims payments which the base actuarial model is not intended to and does not account for. We refer to this additional liability as the provision for adverse claims development. The provision for adverse claims development is a component of our overall determination of the adequacy of our IBNR. The provision for adverse claims development is intended to capture the adverse development of factors such as the speed of claims payment, the relative magnitude or severity of claims, known outbreaks of disease such as the flu, and increasing medical costs. Because of the complexity of our business, the number of states in which we operate, and the need to account for different health care benefit packages among those states, we make an overall assessment of IBNR after considering the base actuarial model reserves and the provision for adverse claims development. The development of IBNR is a continuous process which we monitor and refine on a monthly basis as additional claims payment information becomes available. We consistently apply our IBNR methodology from period to period. As additional information becomes known to us, we adjust our actuarial model accordingly to establish IBNR. Included in our revised disclosure in response to Comment 1 above is a detailed description of how we estimate our IBNR. We refer you to that discussion for more details.

Since specific guidance on the estimation process is not included for providers of prepaid health care services in the AICPA Audit and Accounting Guide, Health Care Organizations, we have considered guidance in other authoritative literature. Specifically, we have considered SFAS No. 5, the AICPA Audit and Accounting Guide, Audits of Property and Liability Insurance Companies (P&C Audit Guide), as well as SFAS No. 60, paragraphs 18 and 21.

Under paragraph 8 of SFAS No. 5, Accounting for Contingencies, an estimated loss from a loss contingency shall be accrued by a charge to income if both of the following criteria are met:
1.	Information available prior to the issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.

2.	The amount of loss can be reasonably estimated.

Mr. James B. Rosenberg
Securities and Exchange Commission
February 21, 2008

Paragraph 4.65 of the P&C Audit Guide states that changes in variables can be considered in the loss reserving process in a variety of ways, including:
a.	The separate calculation of the effect of variables. The effect of certain changes in variables can be isolated and separately computed as an adjustment to the results of other loss projection methods. For example, if claim cost severity has increased or is expected to increase beyond historic trends, an additional reserve can be separately computed to reflect the effect of such actual or anticipated increases.

b.	Qualitative assessments. In many instances, the magnitude or effect of a change in a variable will be uncertain. The establishment of loss reserves in such situations requires considerable judgment and knowledge of the company’s business.
Paragraph 18 of SFAS No. 60 states:
The liability for unpaid claims shall be based on the estimated ultimate cost of settling the claims (including the effects of inflation and other societal and economic factors), using past experience adjusted for current trends, and any other factors that would modify past experience. Changes in estimates of claim costs resulting from the continuous review process and differences between estimates and payments for claims shall be recognized in income of the period in which the estimates are changed or payments are made.
While Paragraph 21 of SFAS 60 makes specific reference to “adverse deviation” in the context of “long duration contracts other than title insurance contracts,” we do not believe that this means it is inappropriate for us to make an allowance for adverse development with respect to our IBNR. Rather, the citations above from the P&C Audit Guide, SFAS No. 5, and Paragraph 18 of SFAS 60, suggest that it is appropriate to make adjustments to a base actuarial model to reflect additional factors.

In response to your specific questions:
•	At December 31, 2006 and 2005, we held $20.0 million and $15.1 million, respectively, in our reserve for adverse claims development and for the administrative costs of settling all claims incurred through the reporting date. Of the $20.0 million reserved at December 31, 2006, $12.8 million was reserved for adverse claims development, and $7.2 million was reserved for the administrative costs of settling all claims incurred through the reporting date. Of the $15.1 million reserved at December 31, 2005, $9.7 million was reserved for adverse claims development, and $5.4 million was reserved for the administrative costs of settling all claims incurred through the reporting date.

•	There were no material changes in these reserves as a percent of claims liability between December 31, 2006 and December 31, 2005.

•	The methodology used to establish the reserve for adverse claims development was based upon standard actuarial methods consistently applied at both periods. We considered such factors as claims receipt and payment experience (and variations in that experience), changes in membership, provider billing practices, health care service utilization trends,

Mr. James B. Rosenberg
Securities and Exchange Commission
February 21, 2008

cost trends, product mix, seasonality, prior authorization of medical services, benefit changes, known outbreaks of disease or increased incidence, provider contract changes, changes to Medicaid fee schedules, and the incidence of high dollar or catastrophic claims. Significant assumptions used include the assumption that a margin of 5% to 7% is sufficient to cover adverse claims development. The lower 5% margin is used for larger more stable health plans with a predominance of Temporary Aid to Needy Families (TANF) membership, and the higher 7% margin is used for smaller health plans or those with higher risk due to a greater percentage of Aged, Blind or Disabled (ABD) membership. In addition, we assume that a margin of 3% is sufficient to cover the administrative costs of settling all claims incurred through the reporting date.

•	The average length of time of our claims payment tail is discussed in our bulleted response immediately below. The basis of our position that a provision for adverse claims development is warranted is explained in our response above.

•	Based upon an analysis of the claims payment history for two of our largest health plans, we believe:
•	Between 78% and 89% of our IBNR liability (measured as the dollar value of claims paid) is received within 90 days of service. Between 91% and 95% is received within 180 days of service; and between 96% and 98% is received within 270 days of service.

•	Between 91% and 99% of our IBNR liability (measured as the dollar value of claims paid) is paid within 90 days of receipt. Between 95% and 99.9% is paid within 180 days of receipt; and between 98% and 99.9% is paid within 270 days of receipt.

•	Between 64% and 85% of our IBNR liability (measured as the dollar value of claims paid) is paid within 90 days of service. Between 84% and 94% is paid within 180 days of service; and between 93% and 97% is paid within 270 days of service.
Comment:
Contractual Obligations, page 41
3.	We acknowledge your response to our previous comment two. As previously requested, please provide us the form of the disclosure, including any footnote disclosures to the table, you intend to provide in your next Form 10-K.
Response:
We note the Staff’s comment and will revise the contractual obligation table in all of our subsequently filed Forms 10-K as set forth below to add a line to include our medical claims and benefits payable and the estimated timing of the payment of those obligations. We do not anticipate the use of any footnote disclosure in connection with this table.

Mr. James B. Rosenberg
Securities and Exchange Commission
February 21, 2008

Contractual Obligations
     In the table below, we set forth our contractual obligations as of December 31, 2006. Some of the figures we include in this table are based on management’s estimates and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties, and other factors. Because these estimates and assumptions are necessarily subjective, the contractual obligations we will actually pay in future periods may vary from those reflected in the table. Amounts are in thousands.

	2007	2008-2009	2010-2011	2012 and Beyond
Long-term debt	$—	$—	$45,000	$—
Operating lease obligations	13,137	25,035	21,018	43,830
Purchase commitments	8,031	5,510	1,365	36
Medical claims and benefits payable	290,048	—	—	—

Total contractual obligations	$311,216	$30,545	$67,383	$43,866

Acknowledgement:
     We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If we may be of any assistance in answering questions which may arise in connection with this letter, please call the undersigned at (562) 435-3666, ext. 111566, or Jeff Barlow at (916) 646-9193, ext. 114663.

Respectfully submitted, /s/ Joseph White Joseph White Chief Accounting Officer

cc: Mark Brunhofer

Mr. James B. Rosenberg
Securities and Exchange Commission
February 21, 2008

EXHIBIT A
ATTACHMENT TO RESPONSE OF MOLINA HEALTHCARE TO S.E.C. COMMENT LETTER
Comment 1
Critical Accounting Policies
     When we prepare our consolidated financial statements, we use estimates and assumptions that may affect reported amounts and disclosures. The determination of our liability for claims and medical benefits payable is particularly important to the determination of our financial position and results of operations in any particular period. Such determination of our liability requires the application of a significant degree of judgment by our management. As a result, the determination of our liability for claims and medical benefits is subject to an inherent degree of uncertainty.
     Our medical care costs include amounts that have actually been paid by us through the reporting date, as well as estimated liabilities for medical care costs incurred but not paid by us as of the reporting date. Such medical care cost liabilities include, among other items, capitation payments owed providers, unpaid pharmacy invoices, and various medically related administrative costs that have been incurred but not paid. We use judgment to determine the appropriate assumptions for determining the required estimates.
     The most important element in estimating our medical care costs is our estimate for fee-for-service claims which have been incurred but not paid by us. These fee-for-service costs that have been incurred but have not been paid at the reporting date are collectively referred to as medical costs that are “Incurred But Not Reported”, or IBNR. Our IBNR claims reserve, as reported in our balance sheet, represents our best estimate of the total amount of claims we will ultimately pay with respect to claims which we have incurred as of the balance sheet date. We estimate our IBNR monthly using actuarial methods based upon a number of factors. At September 30, 2007, our estimated IBNR liability comprised $259,782 of our total liability for claims and medical benefits payable of $308,722. Excluding IBNR related to our Utah health plan, where we are reimbursed on a cost-plus basis, our IBNR liability at September 30, 2007 was $241,407.
     The factors that we consider when estimating our IBNR include, without limitation, claims receipt and payment experience (and variations in that experience), changes in membership, provider billing practices, health care service utilization trends, cost trends, product mix, seasonality, prior authorization of medical services, benefit changes, known outbreaks of disease or increased incidence of illness such as influenza, provider contract changes, changes to Medicaid fee schedules, and the incidence of high dollar or catastrophic claims. Our assessment of these factors is then translated into an estimate of our IBNR liability at the relevant measuring point through the calculation of a base estimate of IBNR, a further reserve for adverse claims development, and an estimate of the administrative costs of settling all claims incurred through the reporting date.
     The base estimate of IBNR is derived through application of claims payment completion factors and trended per member per month cost estimates.
     For the fifth month of service prior to the reporting date and earlier, we estimate our outstanding claims liability based upon actual claims paid, adjusted for estimated completion factors. Completion factors seek to measure the cumulative percentage of claims expense that will have been paid for a given month of service as of the reporting date based on historical payment patterns.
     The following table reflects the change in our estimate of claims liability as of September 30, 2007 that would have resulted had we changed our completion factors for the fifth through the twelfth months preceding September 30, 2007 by the percentages indicated. A reduction in the completion factor results in

Mr. James B. Rosenberg
Securities and Exchange Commission
February 21, 2008

an increase in medical claims liabilities. Our Utah HMO is excluded from these calculations, as the majority of the Utah business is conducted under a cost reimbursement contract. Dollar amounts are in thousands.

(Decrease) Increase in	Increase (Decrease) in
Estimated	Medical Claims and
Completion Factors	Benefits Payable
(6)%	$41,586
(4)%	27,724
(2)%	13,862
2%	(13,862)
4%	(27,724)
6%	(41,586)
     For the four months of service immediately prior to the reporting date, actual claims paid are not a reliable measure of our ultimate liability, given the inherent delay between the patient/physician encounter and the actual submission of a claim for payment. For these months of service, we estimate our claims liability based upon trended per member per month (PMPM) cost estimates. These estimates are designed to reflect recent trends in payments and expense, utilization patterns, authorized services, and other relevant factors. The following table reflects the change in our estimate of claims liability as of September 30, 2007 that would have resulted had we altered our trend factors by the percentages indicated. An increase in the PMPM costs results in an increase in medical claims liabilities. Our Utah HMO is excluded from these calculations, as the majority of the Utah business is conducted under a cost reimbursement contract. Dollar amounts are in thousands.

(Decrease) Increase in	(Decrease) Increase in
Trended Per member Per Month	Medical Claims and
Cost Estimates	Benefits Payable
(6)%	$(22,782)
(4)%	(15,188)
(2)%	(7,594)
2%	7,594
4%	15,188
6%	22,782
     Assuming a hypothetical 1% change in completion factors from those used in our calculation of IBNR at September 30, 2007, net income for the year ended September 30, 2007 would increase or decrease by approximately $4.3 million, or $0.15 per diluted share, net of tax. Assuming a hypothetical 1% change in PMPM cost estimates from those used in our calculation of IBNR at September 30, 2007, net income for the year ended September 30, 2007 would increase or decrease by approximately $2.4 million, or $0.08 per diluted share, net of tax. The corresponding figures for a 5% change in completion factors and PMPM cost estimates would be $21.5 million, or $0.75 per diluted share, net of tax, and $12.0 million, or $0.40 per diluted share, net of tax, respectively.
     It is important to note that any error in the estimate of either completion factors or trended PMPM costs would usually be accompanied by an error in the estimate of the other component, and that an error in one component would almost always compound rather than offset the resulting distortion to net income. When completion factors are overestimated, trended PMPM costs tend be underestimated. Both circumstances will create an overstatement of net income. Likewise, when completion factors are underestimated, trended PMPM costs tend to be overestimated, creating an understatement of net income. In other words, errors in estimates involving both completion factors and trended PMPM costs will act to drive estimates of claims liabilities and medical care costs in the same direction. For example, if completion factors were overstated

Mr. James B. Rosenberg
Securities and Exchange Commission
February 21, 2008

by 1%, resulting in an overstatement of net income by $4.3 million, it is likely that trended PMPM costs would be understated, resulting in an additional overstatement of net income.
     After we have established our base IBNR reserve through the application of completion factors and trended PMPM cost estimates, we then compute an additional liability, which also uses actuarial techniques, to account for adverse developments in our claims payments which the base actuarial model is not intended to and does not account for. We refer to this additional liability as the provision for adverse claims development. The provision for adverse claims development is a component of our overall determination of the adequacy of our IBNR. It is intended to capture the adverse development of factors such as the speed of claims payment, the relative magnitude or severity of claims, known outbreaks of disease such as the flu, and increasing medical costs. Because of the complexity of our business, the number of states in which we operate, and the need to account for different health care benefit packages among those states, we make an overall assessment of IBNR after considering the base actuarial model reserves and the provision for adverse claims development. We also include in our IBNR liability an estimate of the administrative costs of settling all claims incurred through the reporting date. The development of IBNR is a continuous process which we monitor and refine on a monthly basis as additional claims payment information becomes available. As additional information becomes known to us, we adjust our actuarial model accordingly to establish IBNR.
     On a monthly basis, we review and update our estimated IBNR liability and the methods used to determine that liability. Any adjustments, if appropriate, are reflected in the period known. While we believe our current estimates are adequate, we have in the past (most recently during the second quarter of 2005) been required to increase significantly our claims reserves for periods previously reported and we may be required to do so again in the future. Any significant increases to prior period claims reserves would materially decrease reported earnings for the period in which the adjustment is made.
     In the Company’s judgment, the estimates for completion factors will likely prove to be more accurate than trended PMPM cost estimates because estimated completion factors are subject to fewer variables in their determination. Specifically, completion factors are developed over long periods of time, and are most likely to be affected by changes in claims receipt and payment experience and by provider billing practices. Trended PMPM cost estimates, while affected by these same factors, will also be influenced by health care service utilization trends, cost trends, product mix, seasonality, prior authorization of medical services, benefit changes, outbreaks of disease or increased incidence of illness, provider contract changes, changes to Medicaid fee schedules, and the incidence of high dollar or catastrophic claims. As discussed above, however, errors in estimates involving trended PMPM costs will almost always be accompanied by errors in estimates involving completions factors, and vice versa. In such circumstances, errors in estimation involving both completion factors and trended PMPM costs will act to drive estimates of claims liabilities (and therefore medical care costs) in the same direction.
     Assuming that base reserves have been adequately set, the Company believes that amounts ultimately paid out should be between 8% and 10% less than the liability recorded at the end of the period as a result of the inclusion in that liability of the allowance for adverse claims development and the accrued cost of settling those claims.
     Any absence of adverse claims development (as well as the expensing of the costs to settle claims held at the start of the period through general and administrative expense) will lead to the recognition of a benefit from prior period claims development in the period subsequent to date of the original estimate. However, that benefit will affect current period earnings only to the extent that the replenishment of the reserve for adverse claims development (and the re-accrual of administrative costs for the settlement of those claims) is less than the benefit recognized from the prior period liability.
     We seek to maintain a consistent claims reserving methodology across all periods. Accordingly, any prior period benefit from an un-utilized reserve for adverse claims development is likely to be offset by the

Mr. James B. Rosenberg
Securities and Exchange Commission
February 21, 2008

establishment of a new reserve in an approximately equal amount (relative to premium revenue, medical expense, and medical claims liability) in the current period, and thus the impact on earnings for the current period will likely be minimal.
     The following table shows the components of the change in our medical claims and benefits payable for the nine months ended September 30, 2007 and 2006. The negative amounts displayed for “components of medical care costs related to prior years” represent the amount by which our original estimate of claims and benefits payable at the beginning of the period exceeded the actual amount of the liability based upon information (principally the payment of claims) developed since that liability was first reported. The benefit of this prior period development may be offset by the addition of a reserve for adverse claims development when estimating the liability at the end of the period (captured as a “component of medical care costs related to current year”). Dollar amounts are in thousands.

	Nine Months Ended September 30,
	2007	2006
Balances at beginning of period	$290,048	$217,354
Medical claims and benefits payable from business acquired	—	22,536
Components of medical care costs related to:
Current year	1,568,949	1,254,174
Prior years	(49,705)	(38,342)

Total medical care costs	1,519,244	1,215,832
Payments for medical care costs related to:
Current year	1,278,321	1,017,923
Prior years	222,249	180,872

Total paid	1,500,570	1,198,795

Balances at end of period	$308,722	$256,927

Benefit from prior period as a percentage of premium revenue	2.8%	2.7%
Benefit from prior period as a percentage of balance at beginning of period	17.1%	17.6%
Benefit from prior period as a percentage of total medical care costs	3.3%	3.2%
Days in claims payable	54	54
Number of members at end of period	1,070,000	1,015,000
Number of claims in inventory at end of period (1)	179,186	246,435
Billed charges of claims in inventory at end of period (in thousands) (1)	$231,753	$234,494
Claims in inventory per member at end of period (1)	0.17	0.26

(1)	2006 claims data excludes information for Cape Health Plan membership of approximately 85,000 members. Cape membership was processed on a separate claims platform through September 30, 2007.